[Form of Tax Opinion]

[Date]

Re:	Reorganization of Meeder Aggressive Allocation Fund into Meeder Dynamic Allocation Fund

Ladies and Gentlemen:

You have requested my and my firm’s opinion regarding certain U.S. federal income tax consequences of the reorganization (the “Reorganization”) of the Meeder Aggressive Allocation Fund (the “Target Fund”), a series of the Meeder Funds Trust, a Massachusetts business trust (the “Trust”), into the Meeder Dynamic Allocation Fund (“the Acquiring Fund”), also a series of the Trust. The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and, collectively, as the “Funds.”

The Reorganization contemplates the transfer of all the assets of the Target Fund to the Acquiring Fund solely in exchange for shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all the liabilities of the Target Fund. As part of the Reorganization, the Target Fund will immediately thereafter distribute to its shareholders of record all the Acquiring Fund Shares so received in complete liquidation of the Target Fund, and the Target Fund promptly thereafter will be terminated under applicable state law. The foregoing will be accomplished pursuant to an Agreement and Plan of Reorganization, dated as of September 28, 2018 (the “Plan”), entered into by the Trust, on behalf of the Funds, and Meeder Asset Management, Inc., the investment adviser to the Funds.

In rendering this opinion, I have examined the Plan and have reviewed and relied upon representations made by duly authorized officers of the Trust, on behalf of itself and the Funds. I have also examined such other agreements, documents and corporate records that have been made available to me and such other materials as I have deemed relevant for purposes of this opinion. In such review and examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to originals of all documents submitted to me as copies and the authenticity of the originals of such latter documents.

This opinion is based, in part, on the assumption that the Reorganization described herein will occur in accordance with the terms of the Plan (without the waiver or modification of any terms or conditions thereof) and the facts and representations set forth or referred to in this letter, and that such facts and representations, as well as the facts and representations set forth in the Plan, are accurate as of the date hereof and will be accurate as of the Closing Date (as defined in the Plan) (the “Effective Time”). You have not requested that I undertake, and I have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

For the purposes indicated above, and based upon the facts, assumptions and representations set forth or referred to herein, it is my and my firm’s opinion that for U.S. federal income tax purposes:

1. The transfer by the Target Fund of all its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund, immediately followed by the distribution of all the Acquiring Fund Shares so received by the Target Fund to the Target Fund’s shareholders of record in complete liquidation of the Target Fund and the termination of the Target Fund promptly thereafter, will constitute a “reorganization” within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Acquiring Fund and the Target Fund will each be a “party to a reorganization,” within the meaning of section 368(b) of the Code, with respect to the Reorganization.

2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of all the assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund. (Section 1032(a) of the Code).

3. No gain or loss will be recognized by the Target Fund upon the transfer of all its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares so received to the Target Fund’s shareholders solely in exchange for such shareholders’ shares of the Target Fund in complete liquidation of the Target Fund. (Sections 361(a) and (c) and 357(a) of the Code).

4. No gain or loss will be recognized by the Target Fund’s shareholders upon the exchange, pursuant to the Plan, of all their shares of the Target Fund solely for Acquiring Fund Shares. (Section 354(a) of the Code).

5. The aggregate basis of the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Fund shares exchanged therefor by such shareholder. (Section 358(a)(1) of the Code).

6. The holding period of the Acquiring Fund Shares received by each Target Fund shareholder in the Reorganization will include the period during which the shares of the Target Fund exchanged therefor were held by such shareholder, provided such Target Fund shares were held as capital assets at the Effective Time. (Section 1223(1) of the Code).

7. The basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the basis of such assets in the hands of the Target Fund immediately before the Effective Time. (Section 362(b) of the Code).

8. The holding period of the assets of the Target Fund received by the Acquiring Fund will include the period during which such assets were held by the Target Fund. (Section 1223(2) of the Code).

Notwithstanding anything to the contrary herein, I express no opinion as to the effect of the Reorganization on the Target Fund, the Acquiring Fund or any Target Fund shareholder with respect to any asset (including any stock held in a passive foreign investment company as defined in section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

FACTS

This opinion is based upon the facts, representations and assumptions set forth or referred to above and the following facts and assumptions, any alteration of which could adversely affect its conclusions.

The Trust has been registered and operated, since it commenced operations, as an open-end management investment company under the Investment Company Act of 1940, as amended. Each Fund is a separate series of the Trust that is treated for federal income tax purposes as a separate corporation pursuant to section 851(g) of the Code. Each Fund has elected to be taxed as a regulated investment company under section 851 of the Code for all its taxable years, including the taxable year in which the Reorganization occurs, and has qualified and will continue to qualify for the tax treatment afforded regulated investment companies under the Code for each of its taxable years, including the taxable year in which the Reorganization occurs. All the outstanding shares of the Target Fund are treated as equity for federal income tax purposes and all the Acquiring Fund Shares issued in the Reorganization will be treated as equity for federal income tax purposes.

Upon satisfaction of certain terms and conditions set forth in the Plan on or before the Effective Time, the Acquiring Fund will acquire all the assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund. Immediately thereafter, the Target Fund will distribute pro rata, by class, to its shareholders of record all the Acquiring Fund Shares so received in complete liquidation of the Target Fund, and promptly thereafter, the Target Fund will be terminated under applicable state law. The assets of the Target Fund to be acquired by the Acquiring Fund will consist of all its assets, including all cash, securities, commodities, interests in futures, dividends or interest receivables owned by the Target Fund and any deferred or prepaid expenses shown as an asset on the books of the Target Fund as of the Closing. In the Reorganization, the Acquiring Fund will acquire at least ninety percent (90%) of the fair market value of the Target Fund’s net assets and at least seventy percent (70%) of the fair market value of the Target Fund’s gross assets held immediately prior to the Reorganization.

Following the Reorganization, the Acquiring Fund will continue the Target Fund’s historic business in that it will have similar investment objectives, strategies, policies, risks and restrictions as the Target Fund. In addition, the Acquiring Fund will use a significant portion of the Target Fund’s historic business assets in its business. At least thirty-four percent (34%) of the total fair market value of the Target Fund’s portfolio assets will meet, as of the Effective Time, the investment objectives, strategies, policies, risks and restrictions of the Acquiring Fund. The Target Fund did not alter, and will not alter, its portfolio in connection with the Reorganization to meet this thirty-four percent (34%) threshold. Neither Fund modified any of its investment objectives, strategies, policies, risks or restrictions in connection with the Reorganization and the Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the Reorganization.

In approving the Reorganization, the Board of Trustees of the Trust (the “Board”) determined that the Plan and the transactions contemplated thereunder are in the best interests of each Fund and that the interests of the shareholders of each Fund will not be diluted as a result of the Reorganization. In making such determination, the Board considered, among other things, the operating efficiencies that may be achieved following the Reorganization.

CONCLUSION

Based on the foregoing, it is my opinion that the transfer of all the assets of the Target Fund, pursuant to the Plan, to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund followed by the complete liquidation of the Target Fund immediately thereafter and the termination of the Target Fund promptly thereafter will qualify as a reorganization under section 368(a)(1) of the Code.

The opinions set forth above (subject to the limitations set forth above) with respect to (i) the nonrecognition of gain or loss by the Target Fund and the Acquiring Fund, (ii) the basis and holding period of the assets received by the Acquiring Fund, (iii) the nonrecognition of gain or loss by the Target Fund’s shareholders upon the receipt of the Acquiring Fund Shares and (iv) the basis and holding period of the Acquiring Fund Shares received by the Target Fund’s shareholders follow as a matter of law from the opinion that the transfers under the Plan will qualify as a reorganization under section 368(a)(1) of the Code.

The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. I have also considered the positions of the Internal Revenue Service (the “Service”) reflected in published and private rulings. Although I am not aware of any pending changes to these authorities that would alter this opinion, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein. I do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter or to notify you of any changes to such facts or law.

This opinion is limited to those U.S. federal income tax issues specifically considered herein. I do not express any opinion as to any other federal tax issues, or any state, local or foreign tax law issues, arising from or related to the transactions contemplated by the Plan. Although the discussion herein is based upon my best interpretation of existing sources of law and expresses what I believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

This opinion is furnished to the Trust and each Fund solely for their benefit in connection with the Reorganization and is not to be relied upon, quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without my express prior written consent. This opinion may be disclosed to shareholders of each Fund and they may rely on it, it being understood that I am not establishing any attorney-client relationship with any shareholder of either of the Funds. This letter is not to be relied upon for the benefit of any other person.

I hereby consent to the filing of a form of this opinion as an exhibit to the Registration Statement on Form N-14 (File No. ) containing the Combined Prospectus/Information Statement dated , 2018 relating to the Reorganization filed by the Trust with the Securities and Exchange Commission (the “Registration Statement”), to the discussion of this opinion in the Combined Prospectus/Information Statement included in the Registration Statement and to the use of my firm’s name and to any reference to my firm in the Registration Statement.

Very truly yours,

/s/ James B. Craver

JAMES B. CRAVER AND ASSOCIATES, LLC

By James B. Craver, President

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